

January 29, 2013

<u>Via E-Mail</u>
Mr. James Rozon
Chief Financial Officer
Gran Tierra Energy Inc.
300, 625 11th Avenue SW
Calgary, Alberta
Canada T2R 0E1

      Re: Gran Tierra Energy Inc.
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 1-34018

Dear Mr. Rozon:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Brad Skinner

              Brad Skinner
              Senior Assistant Chief Accountant